EXHIBIT 14.1
CODE OF BUSINESS CONDUCT AND ETHICS
Introduction
This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all directors, officers and employees (collectively, the “Covered Persons”) of Stone Energy Corporation (the “Company”). The Covered Persons must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.
If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. Any variances between local customs or policies and this Code should be brought to the attention of management or the Board of Directors. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation.
Those who violate the standards in this Code will be subject to disciplinary action. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 14 of this Code.
1. Compliance with Laws, Rules and Regulations
Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built. The Covered Persons must respect and obey the laws of the cities, states and countries in which we operate. Although the Covered Persons are not expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel, such as the Company’s General Counsel.
The Company holds information and training sessions to promote compliance with laws, rules and regulations, including insider trading laws.
2. Conflicts of Interest
A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of the Company. A conflict situation can arise when a Covered Person takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when a Covered Person or members of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, a Covered Person and his or her family members may create conflicts of interest.
It is almost always a conflict of interest for a Covered Person to work simultaneously for a competitor, customer or supplier. As a Covered Person, you are not allowed to work for a competitor. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf.

Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with senior management or the Company’s General Counsel. Any Covered Person who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section 14 of this Code.
3. Insider Trading
Covered Persons who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of the Company’s business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision to buy or sell Company stock on the basis of this information is not only unethical but also illegal. If you have any questions concerning this, please consult the Company’s General Counsel.
4. Corporate Opportunities
Covered Persons are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the written consent of the Board of Directors. Covered Persons may not use corporate property, information, or position for improper personal gain, and Covered Persons may not compete with the Company directly or indirectly. Covered Persons owe a primary duty to the Company to advance its legitimate interests when the opportunity to do so arises.
5. Competition and Fair Dealing
We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each Covered Person should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees. No Covered Person should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.
To maintain the Company’s valuable reputation, compliance with our quality processes and safety requirements is essential. In the context of ethics, quality requires that our products and services be designed to meet our obligations. All operations must be conducted in accordance with all applicable regulations. Compliance with all regulations and laws of governing or regulatory agencies should be given priority over the opportunity to profit or gain competitive advantage.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with suppliers and customers. No gift or entertainment should ever be offered, given, provided or accepted by any Covered Person or his or her family members unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Please discuss with the Company’s General Counsel any gifts or proposed gifts that you are not certain are appropriate.
6. Discrimination and Harassment
The diversity of the Company’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.
7. Health and Safety
The Company strives to provide a safe and healthful work environment. The Covered Persons have a responsibility for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.
Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs or alcohol in the workplace will not be tolerated.
8. Record-Keeping
The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, only the true and actual number of hours worked should be reported.
Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or the Human Resources Supervisor. Rules and guidelines are available from the Accounting Department.
All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets of any kind should not be maintained.
Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, please consult the Company’s General Counsel.
9. Confidentiality
Covered Persons must maintain the confidentiality of information entrusted to them by the Company or its suppliers and customers (“confidential information”), except when disclosure is explicitly authorized or required by laws or regulations or approved by senior management. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us. The obligation to preserve confidential information continues even after the employment ends (in the case of officers and other employees) or the director’s term ends (in the case of directors).
10. Protection and Proper Use of Company Assets
The use of any Company funds or amounts for any unlawful or improper purpose is strictly prohibited. Covered Persons should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, though incidental personal use may be permitted with prior approval.
The obligation of Covered Persons to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as seismic data or information, well data, trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, geological prospects and interpretations, engineering, geological, geophysical and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.
11. Payments to Government Personnel
The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.
In addition, the U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. The Company’s General Counsel can provide guidance to you in this area.
12. Waivers of the Code of Business Conduct and Ethics
Any waiver of this Code for the Covered Persons may be made only by the Board or the Nominating and Governance Committee of the Board and will be promptly disclosed if and as required by law or stock exchange regulation.
13. Reporting any Illegal or Unethical Behavior
Covered Persons should report violations of applicable laws, rules and regulations (including, without limitation, stock exchange regulations), this Code or any other code, policy or procedure of the Company to appropriate personnel. Violations of Section 15 of this Code should be promptly reported to the Company’s General Counsel and the Chairman of the Company’s Audit Committee.
Covered Persons are expected to cooperate in internal investigations of misconduct.
14. Compliance Procedures
We must all work to ensure prompt and consistent action against violations of this Code. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:
•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.
•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.
•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.
•	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.
•	Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it with senior management, the Company’s General Counsel or the Human Resources manager. If that also is not appropriate, call (800) 551-3340, extension 0333 (President and CEO), the Company’s toll-free Ethics Line, which will put you in direct contact with the appropriate people at Company headquarters. If you prefer to write, address your concerns to: President and Chief Executive Officer, Stone Energy Corporation, P. O. Box 52807, Lafayette, Louisiana 70505.
•	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind for good faith reports of ethical violations.
•	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.
15. Financial and Accounting Officers and Managers
Financial and Accounting Officers and Managers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and Controller (collectively, the “Senior Financial Officers”) hold an important and elevated role in corporate governance. As part of the Corporate Leadership Team, Financial and Accounting Officers and Managers are vested with both the responsibility and authority to protect, balance, and preserve the interests of all of the Company’s stakeholders, including shareholders, clients, employees, suppliers, and citizens of the communities in which business is conducted. The Senior Financial Officers fulfill this responsibility by prescribing and enforcing the policies and procedures employed in the operation of the Company’s financial organization, and by demonstrating the following:
a.	The Senior Financial Officers will exhibit and promote the highest standards of honest and ethical conduct through the establishment and operation of policies and procedures that:
•	Encourage professional integrity in all aspects of the financial organization, by eliminating inhibitions and barriers to responsible behavior, such as coercion, fear of reprisal, or alienation from the financial organization or the enterprise itself.

•	Prohibit and eliminate the occurrence of actual or apparent conflicts between what is in the best interest of the enterprise and what could result in material personal gain for a member of the financial organization, including the Senior Financial Officers.

•	Provide a mechanism that facilitates prompt internal reporting of deviations in practice from policies and procedures governing honest and ethical behavior, including violations of this Code by the Senior Financial Officers.

b.	The Senior Financial Officers will establish and manage the enterprise transaction and reporting systems and procedures to ensure that:
•	Business transactions are properly authorized and completely and accurately recorded on the Company’s books and records in accordance with Generally Accepted Accounting Principles (GAAP) and established Company financial policy.

•	The retention or proper disposal of Company records shall be in accordance with applicable legal and regulatory requirements.

•	The reports and documents filed or submitted to the Securities and Exchange Commission and other public communications made by the Company are made in a full, fair, accurate, timely and understandable manner.

•	The Company complies with all applicable governmental laws, rules and regulations.
16. Amendments
Any amendment to this Code shall be made only by the Board. If an amendment to this Code is made, appropriate disclosure will be made in accordance with applicable legal requirements and stock exchange regulations.
17. Posting Requirement
This Code will be posted on the Company’s website as required by applicable rules and regulations and will be made available at the Company’s offices in Lafayette, Louisiana. In addition, the Company will disclose in its proxy statement for its annual meeting of stockholders that a copy of this Code is available on the Company’s website and may be obtained by stockholders upon written request.
Amended and Restated August 13, 2009.